CARROT PASS, LLC

(A Michigan limited liability company)

Financial Statements (Unaudited)
and
Independent Accountant's Review Report

TABLE OF CONTENTS



INDEPENDENT ACCOUNTANT'S REVIEW REPORT



Members of:

WSCPA

AICPA

802 N Washington

PO Box 2163

Spokane, Washington

99210-2163

P 509-624-9223

mail@fruci.com

www.fruci.com

To the Members & Management
Carrot Pass LLC
Royal Oak, Michigan

We have reviewed the accompanying financial statements of Carrot Pass, LLC. (a Michigan limited liability company), which comprise the balance sheets as of December 31, 2016 and 2015, and the related statements of operations, changes in members' equity, and cash flows for the years then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

As disclosed in Note 4 of the financial statements, Carrot Pass, LLC has generated limited revenue to date, relies on outside sources to fund operations, and has incurred significant, recurring losses. Accordingly, substantial doubt is raised about Carrot Pass, LLC's ability to continue as a going concern.

Fruci & Associates II, PLLC

Fruci and Associates II, PLLC
Spokane, WA

October 2, 2017

CARROT PASS, LLC
BALANCE SHEETS
(unaudited)

ASSETS

	December 31, 2016	December 31, 2015
Current assets:		
Cash	$ 2,460	$ 7,613
Accounts receivable	3,500	-
Total current assets	5,960	7,613
Software, net	252,419	191,505
Total assets	258,379	199,118

LIABILITIES AND MEMBERS' EQUITY

	December 31, 2016	December 31, 2015
Liabilities		
Accounts payable and accrued expenses	10,426	-
Deferred revenue	3,500	-
Total liabilities	13,926	-
Commitments & contingencies	-	-
Members' equity	244,453	199,118
Total liabilities & members' equity	$ 258,379	$ 199,118

CARROT PASS, LLC
STATEMENTS OF OPERATIONS
(unaudited)

	Year ended December 31,	
	2016	2015
Revenue	$ 90,802	$ -
Cost of sales	2,851	-
Gross income	87,951	-
Expenses:		
Advertising & marketing	11,114	7,215
Amortization	70,174	-
Entertainment	3,789	4,997
Office supplies	1,990	1,975
Software	4,404	1,747
Software development costs	13,601	183,355
General and administrative	4,220	9,633
Total operating expenses	109,292	208,922
Net loss from operations	(21,341)	(208,922)
Other income/(expense)	-	-
Net loss	$ (21,341)	$ (208,922)

See independent accountants' review report
The accompanying notes are an integral part of these financial statements

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CARROT PASS, LLC
STATEMENT OF CHANGES IN MEMBERS' EQUITY
For the years ended December 31, 2015 and 2016
(unaudited)


	Members' Contributions	Accumulated Deficit	Total Members' Equity
Balance - December 31, 2014	$ -	$ -	$ -
Members' contributions	408,040		408,040
Net loss		(208,922)	(208,922)
Balance December 31, 2015	**408,040**	**(208,922)**	**199,118**
Members' contributions	66,676		66,676
Net loss		(21,341)	(21,341)
Balance - December 31, 2016	$ **474,716**	$ **(230,263)**	$ **244,453**

CARROT PASS, LLC
STATEMENTS OF CASH FLOWS
(unaudited)

	Year ended December 31,	
	2016	2015
Cash flows from operating activities:		
Net loss	$ (21,341)	$ (208,922)
Adjustments to reconcile net loss to net cash used by operating activities:		
Depreciation & amortization expense	70,174	-
Change in operating assets and liabilities:		
Accounts payable and accrued expenses	10,426	-
Deferred revenue	3,500	-
Accounts receivable	(3,500)	-
Net cash provided/(used) by operating activities	59,259	(208,922)
Cash flows from investing activities:		
Software development	(131,088)	(191,505)
Net cash used by investing activities	(131,088)	(191,505)
Cash flows from financing activities:		
Member Contributions	66,676	408,040
Net cash provided by financing activities	66,676	408,040
Net increase (decrease) in cash	(5,153)	7,613
Cash at beginning of period	7,613	-
Cash at end of period	$ 2,460	$ 7,613
Supplemental cash flow information:		
Cash paid during the period for:		
Interest	$ -	$ -
Income taxes	$ -	$ -

NOTE 1 – NATURE OF BUSINESS AND SIGNIFICANT ACCOUNTING POLICIES.

Nature of Business

Carrot Pass, LLC is a Michigan limited liability company engaged in the mobile apps industry, which was organized on December 9, 2014. Users participating in the Carrot Health & Wellness program can use the app to monitor their fitness progress and earn rewards.

Basis of Presentation

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP"). In the opinion of management, all adjustments considered necessary for a fair presentation have been included. All such adjustments are normal and recurring in nature. The Company's fiscal year-end is December 31.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Advertising costs

The Company's advertising costs are expensed as incurred. During the years ended December 31, 2016 and 2015, the Company recognized $11,114 and $7,215 in advertising costs, respectively.

Risks and Uncertainties

As of December 31, 2016, the Company has recently commenced full scale operations. The Company's activities since inception have consisted primarily of product and business development, and efforts to raise capital and expand its customer base. As the Company continues to grow and expand its full-scale operations, it will incur significant additional expenses. The Company is dependent upon additional capital resources for the commencement of its planned principal operations and is subject to significant risks and uncertainties; including failing to secure funding to operationalize the Company's plans or failing to profitably operate the business.

Revenue Recognition

The Company recognizes revenue only when all of the following criteria have been met and pursuant to ASC 985-605:
- Persuasive evidence of an arrangement exists
- De livery has occurred or services have been rendered
- The fee for the arrangement is fixed or determinable; and
- Collectability is reasonably assured.

Typically, the Company requires advance payment and recognizes the fees once access to the Company's app platform has been granted to its customers for the calendar year. Multi-year contracts require further payments for each of the years under contract, and are recognized as earned and received during the years under contract. As of December 31, 2016, the Company had recorded $3,500 of deferred revenue for services related to the 2017 calendar year.

Accounts Receivable

The Company may, from time to time, extend credit to its customers and trade receivables are stated at the amount the Company expects to collect. The Company assesses its receivables based on historical loss patterns, aging of the receivables, and assessments of specific identifiable customer accounts considered at risk or uncollectible. The Company also considers any changes to the financial condition of its customers and any other external market factors that could impact the collectability of the receivables in the determination of the allowance for doubtful accounts. The Company has determined that an allowance against its accounts receivable balances was not necessary as of December 31, 2016 or 2015.

Property, Equipment, & Software

Costs of software development were capitalized subsequent to the Company's initial beta launch during 2015, after technological feasibility was reached, through the public launch of its app platform during 2016, including any enhancements and additional features. Amortization is calculated over the estimated useful life of the related assets using the straight-line method for financial statement purposes. The Company reviews the recoverability of all long-lived assets, including the related useful lives, whenever events or changes in circumstances indicate that the carrying amount of a long-lived asset might not be recoverable. No impairment was considered necessary at December 31, 2016 or 2015.

Fair Value of Financial Instruments

Financial Accounting Standards Board ("FASB") guidance specifies a hierarchy of valuation techniques based on whether the inputs to those valuation techniques are observable or unobservable. Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect market assumptions. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurement) and the lowest priority to unobservable inputs (Level 3 measurement). The three levels of the fair value hierarchy are as follows:

Level 1 - Unadjusted quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date. Level 1 primarily consists of financial instruments whose value is based on quoted market prices such as exchange-traded instruments and listed equities.

Level 2 - Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly (e.g., quoted prices of similar assets or liabilities in active markets, or quoted prices for identical or similar assets or liabilities in markets that are not active).

Level 3 - Unobservable inputs for the asset or liability. Financial instruments are considered Level 3 when their fair values are determined using pricing models, discounted cash flows or similar techniques and at least one significant model assumption or input is unobservable.

The carrying amounts reported in the balance sheets approximate their fair value.

Research and Development

Research and development costs are expensed as incurred. Total expense related to research and development, primarily related to its software development, was $13,601 and $183,355 for the years ended December 31, 2016 and 2015, respectively.

Income Taxes

As a limited liability company, the Company is not a taxpaying entity for federal income tax purposes. Accordingly, the Company's taxable income or loss is allocated to its members in accordance with their respective percentage ownership. Therefore, no provision or liability for income taxes has been included in the accompanying financial statements. The Company files income tax returns in the U.S. federal jurisdiction and the State of Michigan and tax years since inception are currently open to examination.

Cash and Cash Equivalents

The Company considers all highly liquid investments with an original maturity of 90 days or less to be cash equivalents. At December 31, 2016 and 2015, the Company had no items, other than bank deposits, that would be considered cash equivalents. The Company maintains its cash in bank deposit accounts, insured up to $250,000 by FDIC. As of December 31, 2016 and 2015, the Company had $2,460 and $7,613 in cash and equivalents.

Recent Accounting Pronouncements

No recently issued accounting pronouncements are expected to have a significant impact on the Company's financial statements.

NOTE 2 – SOFTWARE

	2016	2015
Software	$322,593	$191,505
Accumulated Amortization	(70,174)	-
Software, net	$252,419	$191/505

The Company launched its initial product for public use during early 2016. As a result of the public launch, the Company began amortizing its capitalized software costs over its estimated useful life of 5 years on a straight-line basis. During 2016, the Company recognized an aggregate $70,174 in amortization expense.

The Company has no employees, and all software development costs (both capitalized and expensed) were paid to Marvel Apps, LLC, the Company's majority-owner and managing member, for use of shared employees.

NOTE 3 – MEMBERS' EQUITY

During the years ended December 31, 2016 and 2015, the Company's members contributed $66,676 and $408,040 respectively. These funds are considered a contribution of capital and are not expected to be repaid.

The Company's membership interests are comprised of the following three classes:

- Class A Units, which are entitled to vote on matters in which Members are required to vote,
- Class B Units, which are non-voting and contain a profit interest in the Company, and;
- Class C Units, which are non-voting and contain a profit interest in the Company.

As of December 31, 2015 and 2016, the Company had an aggregate 620,000 and 580,000 Class A Units issued and outstanding, respectively, to its parent company and managing member.

As of December 31, 2015 and 2016, the Company had an aggregate 380,000 and 420,000 Class B Units issued and outstanding, respectively, 60,000 of which were issued to its parent company and managing member.

The Company had no Class C Units issued or outstanding as of December 31, 2015 and 2016.

NOTE 4 –BASIS OF REPORTING – GOING CONCERN

The accompanying financial statements have been prepared assuming the Company will continue as a going concern, which contemplates the recoverability of assets and the satisfaction of liabilities in the normal course of business.

The Company has incurred losses from inception of approximately $230,000 which, among other factors, raises substantial doubt about the Company's ability to continue as a going concern. The ability of the Company to continue as a going concern is dependent upon management's plans to raise additional capital from the issuance of debt or the sale of stock, its ability to commence profitable sales of its flagship product, and its ability to generate positive operational cash flow. The accompanying financial statements do not include any adjustments that might be required should the Company be unable to continue as a going concern.

NOTE 5 – SUBSEQUENT EVENTS

Management has evaluated events through October 2, 2017, the date that these financial statements were available to be issued, and has identified no events that would require disclosure.

NOTE 6 – COMMITMENTS & CONTINGENCIES

The Company is not currently involved with, and does not have knowledge of, any pending or threatened litigation or any other legal matters against the Company or any of its members.